Exhibit 4

DESCRIPTION OF THE REGISTRANT’S SHARES OF LLC MEMBERSHIP INTEREST

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

The following summary of Ridgewood Energy W Fund, LLC’s shares of LLC membership interests is based on and qualified by the Fund’s Limited Liability Company Agreement, as amended (the “LLC Agreement”). For a complete description of the terms and provisions of the Fund’s shares refer to the LLC Agreement, which is filed as an exhibit to this Annual Report on Form 10-K.

The shares are membership interest in the Fund, which is a limited liability company (“Shares”). The following is a summary of certain provisions of the Fund’s LLC Agreement.

Control of LLC Operations

The powers vested in the Ridgewood Energy Corporation (the “Manager”), as manager of the Fund, under the LLC Agreement are broad. The Manager has full, exclusive and complete discretion in the management and control of the affairs of the Fund and shareholders have no power to take part in the management of, or to bind, the Fund.

The Fund’s officers are appointed by the Manager and may be removed by it at any time. Additionally, the Manager may authorize any sale, lease, pledge or other transfer of substantially all of a Fund’s assets without a vote of the shareholders.

Amendments and Voting Rights

The Manager may amend the LLC Agreement without notice to or approval of the holders of Shares for the following purposes:

•	to cure ambiguities or errors;

•	to equitably resolve issues arising under the LLC Agreement so long as similarly situated shareholders are not treated materially differently;

•	to comply with law; to make other changes that will not materially and adversely affect any shareholder’s interest;

•	to maintain the federal income tax status of the Fund or any shareholder, as long as no shareholder’s liability is materially increased.

Other amendments to the LLC Agreement may be proposed either by the Manager or by Fund shareholders. A vote on the proposal may be made by either by calling a meeting of the shareholders or by soliciting written consents. Proposed amendments require the approval of shareholders who hold of record at least a majority of the total Shares on the record date for the action, given at a meeting of shareholders or by written consents. Any amendment requiring shareholder action (other than an amendment to allow the Fund to be taxed other than as a partnership) may not increase any shareholder’s liability, change the capital contributions required of him or her or his or her rights in interest in the Fund’s profits, losses, deductions, credits, revenues or distributions in more than a de minimis matter, or change his or her rights on dissolution or any voting rights without the shareholder’s consent. Any amendment that changes the Manager’s management rights, other than the removal of the Manager, requires the consent of the Manager. Generally, shareholders have no right to vote on matters not involving an amendment to the LLC Agreement or the removal of the Manager. However, if any other matter does require a vote of shareholders, it must be approved by shareholders who own of record at least a majority of the total Shares, or if a different vote is required by law, each shareholder will have voting rights equal to his or her total Shares for purposes of determining the number of votes cast or not cast.

For all purposes, a majority of the Shares is a majority of the issued and outstanding Shares, including those owned, if any, by the Manager or its affiliates. A majority of the Shares voted is insufficient if it is less than a majority of the outstanding Shares.

The consent of a majority of the Shares is required (ii) in order to dissolve, liquidate or terminate the Fund, (ii) to remove or add a Manager, (iii) to convert the Fund into corporate form and (iv) to amend the LLC Agreement, other than in circumstances in which such amendment is minor, intended to cure a mistake, comply with law or is otherwise curative in nature and will not result in similarly situated shareholders being treated materially different.

Participation in Costs and Revenues

Available cash determines what amounts in cash the Fund will be able to distribute in cash to shareholders. There are two types of available cash:

•	available cash from dispositions is total cash received by the Fund from the proceeds of the sale or other disposition of the Fund’s Property (including items such as insurance proceeds, refinancing proceeds, condemnation proceeds and other amounts received out of the ordinary course of business), but excluding dispositions of temporary investments of the Fund; and

•	available cash from operations is all other available cash.

Available cash from dispositions and available cash from operations are further defined in the LLC Agreement and are not defined by, and are not the same as, similar concepts under GAAP.

There is no fixed requirement to distribute available cash. Instead, available cash will be distributed to shareholders to the extent, and at such times, as the Fund believes is advisable. Once the amount and timing of a distribution is determined, it shall be made to shareholders as described below.

Distributions from Operations

At various times during a calendar year, the Fund will determine whether there is enough available cash from operations for a distribution to shareholders. The amount of available cash from operations determined to be available, if any, will be distributed to the shareholders. At all times, the Manager will be entitled to 15% and shareholders will be entitled to 85% of the available cash from operations distributed.

Distributions of Available Cash from Dispositions

Available cash from dispositions that the Fund decides to distribute will be paid as follows:

•	before shareholders have received total distributions (including distributions from available cash from operations and available cash from dispositions) equal to their capital contributions, 99% of available cash from dispositions will be distributed to shareholders and 1% to the Manager; and

•	after shareholders have received total distributions (including available cash from operations and available cash from dispositions) equal to their capital contributions, 85% of available cash from dispositions will be distributed to shareholders and 15% to the Manager.

General Distribution Provisions

Distributions to shareholders under the foregoing provisions will be apportioned among them in proportion to their ownership of shareholder Shares. The Manager has the sole discretion to determine the amount and frequency of any distributions. However, distributions may not be made selectively to one shareholder or group of shareholders, but must be made ratably to all shareholders entitled to that type of distribution at that time. The Manager in its discretion nevertheless may credit select persons with a portion of its compensation from the Fund or distributions otherwise payable to the Manager.

Return of Capital Contributions

If the Fund for any reason at any time does not find it necessary or appropriate to retain or expend all capital contributions, it may, in its sole discretion, return any or all of such excess capital contributions ratably to shareholders. A return of capital contributions is not treated as a distribution. The Fund and the Manager will not be required to return any fees deducted from the original capital contribution or any costs and expenses incurred and paid by the Fund. The shareholders will be notified of the source of the payment. Any such return of capital will decrease the shareholders’ capital contributions.

Voluntary Additional Capital Contributions and Supplemental Offering of Shares

The LLC Agreement does not provide for any mandatory assessments of capital from shareholders. This means that the Fund cannot require any shareholder to contribute more money after the completion of such shareholder’s subscription and payment of such shareholder’s initial capital contribution.

If voluntary additional capital contributions are requested by the Fund to fund additional project activities, the Manager will do so through a supplemental offering of shares in the Fund. The LLC Agreement provides the Manager with discretion in determining the nature, scope, amount and terms of such supplemental offering.

A shareholder who elects to not participate in any supplemental offering of shares and does not provide additional capital contributions for such additional project activities will have no interest in such additional project activities, but will retain his interest in the projects in which the Fund has already invested. The failure of a shareholder to participate in a supplemental offering may have a dilutive effect on such shareholder’s investment.

Removal of Manager

Shareholders may propose the removal of the Manager, either by calling a meeting or soliciting consents in accordance with the terms of the LLC Agreement. Removal of the Manager requires the affirmative vote of a majority of the Shares. The shareholders may replace the removed Manager or fill a vacancy by a vote of a majority of the Shares. In the event that the Manager is removed, the Fund must pay to the Manager a cash amount equal to its capital account balance and any fees or reimbursement to which the Manager is entitled. The Manager may be removed only if the Manager has committed an illegal act or an act of gross negligence or willful misconduct that has had a material adverse effect on the Fund.

Dissolution of Fund

The Fund will wind up, dissolve and terminate its operations on the earliest to occur of (a) when dissolution of the Fund is required by law; or (b) upon the determination of the Manager to terminate and dissolve the Fund. The Manager (or in the absence thereof, a liquidating trustee chosen by the shareholders) will liquidate the Fund’s assets if the Fund is not so continued.

Transferability of Interests

No shareholder may assign or transfer all or any part of his or her interest in the Fund and no transferee will be deemed a substituted shareholder or be entitled to exercise or receive any of the rights, powers or benefits of a shareholder other than the right to receive distributions attributable to the transferred interest unless (i) such transferee has been approved and accepted by the Fund, in its sole and absolute discretion, as a substituted shareholder, and (ii) certain other requirements set forth in the LLC Agreement (including receipt of an opinion of counsel that the transfer does not have adverse effects under the securities laws and the Investment Company Act of 1940) have been satisfied.

The Manager may not resign except for cause (which cause does not include the fact or determination that continued service would be unprofitable to it) and may not transfer its interest in the Fund except to pledge it as security for a loan to the Manager if the pledge does not reduce cash flow distributable to other shareholders.

Liability

Assuming compliance with the LLC Agreement and applicable formative and qualifying requirements in Delaware and any other jurisdiction in which the Fund conducts its business, a shareholder will not be personally liable under Delaware law for any obligations of the Fund, except to the extent of any unpaid capital contributions, except for the amount of any wrongful distributions that render the Fund insolvent and except for indemnification liabilities arising from any misrepresentation made by him or her to the Fund when purchasing Shares.